UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-8841
FPL Group Employee Thrift Plan (Full title of the plan)
FPL GROUP, INC. (Name of issuer of the securities held pursuant to the plan)
700 Universe Boulevard Juno Beach, Florida 33408 (Address of principal executive office)

INDEPENDENT AUDITORS' REPORT
EMPLOYEE BENEFITS COMMITTEE OF THE BOARD OF DIRECTORS OF FPL GROUP, INC.:

We have audited the accompanying statements of net assets available for benefits of the FPL Group Employee Thrift Plan (the "Plan") as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP
Certified Public Accountants Miami, Florida June 21, 2002

FPL GROUP EMPLOYEE THRIFT PLAN STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
	December 31,

	2001	2000

ASSETS
Accrued interest receivable - Leveraged ESOP Account	$469	$2,887

General investments	807,167,851	873,118,580

Employer securities, at fair value:
Employer securities held in the Master Trust	333,733,512	426,343,833
Leveraged ESOP employer securities	278,867,244	379,624,369

Total employer securities	612,600,756	805,968,202

Total	1,419,769,076	1,679,089,669

LIABILITIES
Interest payable - Leveraged ESOP Account	655,090	693,445
Acquisition indebtedness of Leveraged ESOP	204,050,750	214,688,858

Total	204,705,840	215,382,303

NET ASSETS AVAILABLE FOR BENEFITS	$1,215,063,236	$1,463,707,366

The accompanying Notes to Financial Statements are an integral part of these statements.

FPL GROUP EMPLOYEE THRIFT PLAN STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
	Year Ended December 31, 2001

INCOME
Contributions:
Received from Members	$37,294,982
Noncash contributions (from employer)	16,104,151

Total contributions		$53,399,133
Earnings on investments:
Interest:
Interest-bearing cash	444,999
Other loans (Member loans)	1,831,827

Total interest		2,276,826

Common stock dividends		11,340,503

Net appreciation (depreciation) in fair value of investments:
Master trust	(85,522,653)
Registered investment companies	(82,113,464)

Total net depreciation in fair value of investments		(167,636,117)

Total		(100,619,655)

EXPENSES
Benefit payments to Members or beneficiaries		60,267,050
Corrective distributions		2,679
Deemed distributions of Member loans		51,463
Administrative expenses		207,972

Total		60,529,164

NET LOSS		(161,148,819)
TRANSFERS
Transfers to the Plan - net	2,587,769
Effect of current year Leveraged ESOP activity	(90,083,080)

Total transfers from the Plan		(87,495,311)

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2000		1,463,707,366

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2001		$1,215,063,236

The accompanying Notes to Financial Statements are an integral part of these statements.
FPL GROUP EMPLOYEE THRIFT PLAN NOTES TO FINANCIAL STATEMENTS For the year ended December 31, 2001
1. Description of the Plan and Significant Accounting Policies
The Plan

The following description of the FPL Group Employee Thrift Plan (Plan) provides only general information. Participating employees (Members) should refer to the Summary Plan Description in their employee handbook for a more complete description of the Plan. Fidelity Management Trust Company (Trustee) administers the trust (Trust) established under the Plan, the Employee Thrift and Retirement Savings Plan for Bargaining Unit Employees of Florida Power & Light Company (FPL Bargaining Plan) and the FPL Energy Operating Services, Inc. Employee Thrift Plan (FPL Energy OSI Plan).

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Securities Act of 1974, as amended (ERISA). The portion of the Plan investing in common stock (Common Stock) of FPL Group, Inc. (FPL Group or Company) has been designated as an employee stock ownership plan. Participation in the Plan is voluntary. The Plan was amended in 1999 to include employees of FPL Energy Maine Operating Services, LLC (FPL Energy Maine). Nonunion employees are eligible to participate in the Plan on the first day of the month coincident with the completion of one full month of service with FPL Group or certain of its subsidiaries or on the first day of any payroll period thereafter. The Plan includes a cash or deferred compensation arrangement (Tax Saver Option) permitted by Section 401(k) of the Internal Revenue Code of 1986, as amended (Code). The Tax Saver Option permits a Member to elect to defer federal income taxes on all or a portion of their contributions (Tax Saver Contributions) until they are distributed from the Plan. Tax Saver Contributions were limited in 2001 to a maximum of $10,500 per Member. Under the new tax laws in effect as of January 1, 2002, the limitation on Tax Saver Contributions was increased to $11,000 and an additional $1,000 for each year thereafter through 2006. In addition, individuals age 50 or older who contribute the maximum allowable under the Plan have the option of contributing up to an additional $1,000 in Tax Saver Contributions for 2002. This catch-up amount increases an additional $1,000 for each year between 2003-06.

The Plan also includes leveraged employee stock ownership plan (Leveraged ESOP) provisions. The Leveraged ESOP is a stock bonus plan within the meaning of Treasury Regulation Section 1.401-1(b)(1)(iii) that is qualified under Section 401(a) of the Code and is designed to invest primarily in Common Stock. Pursuant to the Leveraged ESOP, the Trust purchased Common Stock from FPL Group using the proceeds of a loan (Acquisition Indebtedness) from FPL Group Capital Inc (FPL Group Capital), a subsidiary of FPL Group (see Note 3). The Common Stock acquired by the Trust is initially held in a separate account (Leveraged ESOP Account). As the Acquisition Indebtedness (including interest) is repaid, each Member's account is allocated its portion of Common Stock released from the Leveraged ESOP Account.

During 2001, the Company had in place a Flexible Dividend Program which enabled Members to choose how their dividends on certain shares of Common Stock held in the Plan are to be paid. Dividends on Common Stock acquired through the Leveraged ESOP did not qualify under this program. The options available to Members included reinvestment of dividends in Common Stock; distribution of dividends in cash; distribution of dividends in cash and contribution of an equivalent amount of their compensation to their thrift plan account; or a partial distribution with the balance reinvested in Common Stock. Due to tax law changes affecting the deductibility of dividends, beginning in 2002, the Flexible Dividend Program will eliminate the recontribution option and will now be referred to as the Dividend Payout Program. The options available to Members will include reinvestment of dividends in Common Stock or distribution of dividends in cash.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, Members will become 100 percent vested in their accounts.

Contributions, Loans, Withdrawals and Transfers to (from) the Plan

The Plan provides for basic contributions by eligible employees in whole percentages from 1% to 7% of their base compensation (Earnings), which is matched in part by the Company with shares of Common Stock. For basic Tax Saver Contributions or contributions made on an after-tax basis, the Company match is 100% on the first 3% of a Member's Earnings, 50% on the next 3% and 25% on the last 1%. The Plan also provides for supplemental contributions by Members to be made in whole percentages from 1% to 9% of their Earnings, bringing the total maximum contributions to 16%. Supplemental contributions are not matched by the Company. Contributions are subject to certain limitations. As a result of the new income tax laws in effect as of January 1, 2002, the total maximum contributions to the Plan has been increased to 20% (with supplemental contributions increasing to a maximum of 13%).

The value of a Member's contributions (including all income, gains and losses) is at all times 100% vested. For employees of FPL Energy Maine, Company matching contributions are fully vested upon attaining six months of service. For all others, Company matching contributions vest at a rate of 20% each year and are fully vested upon a Member attaining five years of service. An employee may also receive vesting credit for prior years of service with the Company or any of its subsidiaries.

The Plan's investment options include fourteen core funds, as well as a wide variety of mutual funds. The core funds are comprised of eleven "mix your own" investment options and three "pre-mixed" investment strategies. The "mix your own" investment options include various mutual funds, a separately managed portfolio of short- and long-term investment contracts, a small-capitalization equity index fund and Common Stock. The "pre-mixed" investment strategy options are made up of different allocations of investment options providing various combinations of stocks and fixed income investments.

The Plan allows Members, at any time, to change their contribution percentage, to change their investment option allocation for future contributions or to transfer their account balance attributable to Member contributions from one investment option to another. At December 31, 2001, the number of Members contributing to the Plan was 7,927. Company contributions are primarily made from Common Stock shares released from the Leveraged ESOP Account. Forfeitures of non-vested Company contributions due to termination of Plan participation are used to reduce the amount of future Company contributions to the Plan or may be applied to administrative expenses. A Member who has attained at least the age of 50 and completed five years of service will be permitted to transfer all or any portion of Company contributions made to his or her account and any earnings thereon to one or more of the other investment options. Any future Company contributions will continue to be invested in Common Stock.

A Member may borrow from his or her account a minimum of $1,000 up to a maximum of $50,000 or 50% of the vested value of the Member's account, whichever is less. The vested portion of a Member's account will be pledged as security for the loan. The rate of interest for loans is determined taking into account the prime rate at the time of origination. The interest rate for Member loans is fixed and ranged from 6% to 9.75% for loans outstanding at December 31, 2001.

Withdrawals by Members from certain of their accounts during their employment are permitted with certain penalties and restrictions. The penalties limit a Member's contributions to the Plan for varying periods following a withdrawal.

Transfers to (from) the Plan generally represent net transfers between the Plan and either the FPL Bargaining Plan or the FPL Energy OSI Plan. The majority of transfers arise as a result of Members transferring between bargaining unit and non-bargaining unit status while employed by Florida Power & Light Company (FPL) or FPL Energy Maine.

Basis of Accounting

The financial statements of the Plan are prepared using the accrual basis of accounting. Investment income and interest income on loans to Members is recognized when earned. Contributions by Members and Company contributions are accrued on the basis of amounts withheld through payroll deductions. Distributions to Members are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value, except insurance and financial institution investment contracts which are stated at contract value (see Investment Contracts below). Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Common Stock is valued at its quoted market price. Loans to Members are valued at cost, which approximates fair value. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility, which could result in changes in the value of such securities.

Purchases and sales of investment securities are recorded on the trade date. Gains or losses on sales of investment securities are determined using the carrying amount of the securities. The carrying amounts of securities held in Member accounts are adjusted daily; securities held in the Leveraged ESOP Account (see Note 2) are adjusted annually. Unrealized appreciation or depreciation is recorded to recognize changes in market value.

Investment Contracts

The Plan has entered into investment contracts with various insurance companies and financial institutions. The contracts are fully benefit responsive and are included in the financial statements at contract value (which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses). There are no reserves against contract values for credit risk of the contract issuer or otherwise. At December 31, 2001, the contract value and fair value of investment contracts were $197,122,000 and $202,525,000, respectively. At December 31, 2000 the contract value and fair value of investment contracts were $159,658,000 and $160,506,000, respectively. The average yield for the portfolio of investment contracts was 5.69% and 6.23% for 2001 and 2000, respectively. The crediting interest rate at December 31, 2001 and 2000 was 5.29% and 6.10%, respectively. The crediting interest rate is based on an agreed-upon formula with the issuers, but cannot be less than zero. See Note 8.

2. Employee Stock Ownership Plan Account Allocation

The assets, liabilities and net income of the Leveraged ESOP Account are not considered plan assets but are for the joint benefit of the Plan, the FPL Bargaining Plan and the FPL Energy OSI Plan. The Leveraged ESOP Account is allocated for financial reporting purposes based on each plan's relative net assets. The Plan's allocation of Common Stock held in the Leveraged ESOP Account (employer securities), Acquisition Indebtedness and interest payable have been reflected in the Statements of Net Assets Available for Benefits, but are not available for, or the obligation of, Plan Members. The employer securities will be released from the Leveraged ESOP Account and allocated to accounts of Members under the Plan in satisfaction of part or all of the Company's matching contribution obligation under the Plan as the Acquisition Indebtedness is repaid (see Note 3). ESOP shares allocated to date are classified as employer securities held by the Plan on the Statements of Net Assets Available for Benefits. The Acquisition Indebtedness will be repaid from dividends on the shares acquired by the Leveraged ESOP Account, as well as from cash contributions from FPL Group. The net effect of a change in the allocation percentage from year to year is reported as a transfer to or from the Plan. The value of the shares allocated to accounts of members under the plans is not affected by these allocations.

Condensed financial statements of the Leveraged ESOP Account are presented below, indicating the allocations made to each plan. The effect of current year Leveraged ESOP activity on net assets is included in transfers to (from) the plan in the financial statements of each plan. Allocation of shares to the plans are presented as noncash contributions in the financial statements of each plan.

	Total Leveraged ESOP Account	The Plan	The FPL Bargaining Plan	The FPL Energy OSI Plan

Allocation percentage	100.0%	70.9%	28.5%	0.6%

Accrued interest	$662	$469	$189	$4
Employer securities	393,389,107	278,867,244	112,105,274	2,416,589

Total assets	393,389,769	278,867,713	112,105,463	2,416,593

Interest payable	924,115	655,090	263,348	5,677
Acquisition indebtedness	287,847,870	204,050,750	82,028,871	1,768,249

Total liabilities	288,771,985	204,705,840	82,292,219	1,773,926

Net assets at December 31, 2001	$104,617,784	$74,161,873	$29,813,244	$642,667

Contributions received from employer	$22,191,545
Interest income	7,950
Dividends	16,222,888
Net depreciation in fair value of investments	(114,264,130)

Total	(75,841,747)

Interest expense	29,115,173

Net loss	(104,956,920)	$(74,402,283)	$(29,909,887)	$(644,750)
Allocation of shares to plans	(23,072,805)	(16,104,151)	(6,383,602)	(585,052)
Transfers to (from) the plan	-	423,354	(1,016,727)	593,373

Effect of current year leveraged ESOP
activity on net assets	(128,029,725)	(90,083,080)	(37,310,216)	(636,429)
Net assets at December 31, 2000	232,647,509	164,244,953	67,123,460	1,279,096

Net assets at December 31, 2001	$104,617,784	$74,161,873	$29,813,244	$642,667

3. Acquisition Indebtedness

In December 1990, the Trust, which holds plan assets for the Plan, the FPL Bargaining Plan and the FPL Energy OSI Plan, borrowed $360 million from FPL Group Capital to purchase approximately 12.4 million shares of Common Stock. The Acquisition Indebtedness is currently scheduled to mature in 2018, bears interest at a fixed rate of 9.69% per year and is to be repaid using dividends received on both Common Stock held by the Leveraged ESOP Account and ESOP shares allocated to accounts of members under the plans, along with cash contributions from FPL Group. For those dividends on shares allocated to accounts of members under the plans used to repay the loan, additional shares, equal in value to those dividends, will be allocated to accounts of members under the plans. In 2001, dividends received from shares held by the Leveraged ESOP Account and shares allocated to accounts of members under the plans totaled approximately $16,223,000 and $6,999,000, respectively. Cash contributed in 2001 by FPL Group for the debt service shortfall totaled approximately $22,192,000.

The unallocated shares of Common Stock acquired with the proceeds of the Acquisition Indebtedness are collateral for the Acquisition Indebtedness. As principal payments are made, a percentage of Common Stock is released as collateral and becomes available to satisfy matching contributions, as well as to repay dividends on ESOP shares allocated to accounts of members under the plans for debt service. During 2001, 519,445 shares of Common Stock were released as collateral for the Acquisition Indebtedness. The scheduled principal repayments of the Acquisition Indebtedness for the next five years and thereafter are as follows: 2002 - $4,451,600; 2003 - $5,023,600; 2004 - $5,604,000; 2005 - $6,200,000; 2006 - $8,408,000 and thereafter - $258,160,670.

See Note 2 for information on the Plan's allocation percentage of the Acquisition Indebtedness.
4. Parties-In-Interest Transactions

Company contributions are primarily made in Common Stock released from the Leveraged ESOP Account or in cash which is used by the Trustee to purchase Common Stock. Such amounts are reported as noncash contributions (from employer) and contributions received from employer, respectively. During 2001, all Company contributions were made in Common Stock released from the Leveraged ESOP Account.

Dividend income earned by the Plan results from dividends on Common Stock. Dividends on shares held in the Leveraged ESOP Account were used to repay the Acquisition Indebtedness (see Note 3). Certain dividends on shares held in Members' accounts are reinvested in Common Stock for the benefit of its Members pursuant to FPL Group's Dividend Reinvestment and Common Share Purchase Plan in which the Trustee participates.

5. Investments
Investments that represent five percent or more of the Plan's net assets available for benefits are as follows:

	December 31,

	2001	2000

FPL Managed Income Fund	$198,703,389	$173,027,244
Spartan U.S. Equity Index Fund	97,253,050	120,269,315
Fidelity Magellan Fund	98,204,703	116,907,988
Fidelity OTC Portfolio	68,105,376	98,685,199
FPL Group Stock Fund (1)	203,122,153	272,233,329
FPL Group Stock LESOP Fund (2)	133,220,854	155,376,766
_____________________
(1)	Includes short-term investments of $1,543,728 and $63,113 at December 31, 2001 and 2000, respectively, to provide liquidity.
(2)

Represents Company matching contributions in Common Stock which are nonparticipant-directed investments of the Plan. Includes short-term investments of $1,065,767 and $1,203,149 at December 31, 2001 and 2000, respectively, to provide liquidity.

6. Income Taxes

In August 2001, FPL received from the Internal Revenue Service (IRS) a favorable determination that the Plan, as amended and restated effective December 1, 2000, met the requirements of Section 401 of the Code. The Trust established under the Plan will generally be exempt from federal income taxes under Section 501(a) of the Code; Company contributions paid to the Trust under the Plan will be allowable federal income tax deductions of the Company subject to the conditions and limitations of Section 404 of the Code; and the Plan will meet the requirements of Section 401(k) of the Code allowing Tax Saver Contributions to be exempt from federal income tax at the time such contributions are made, provided that in operation the Plan and Trust meet the applicable provisions of the Code. In addition, FPL Group will be able to claim an income tax deduction for dividends used to repay the Acquisition Indebtedness and for dividends distributed directly to Members. In 2002, the tax laws were changed to expand the deductibility of dividends on Common Stock to include all dividends, whether distributed or reinvested in Common Stock, as long as all Members are given the option to receive a distribution in cash.

Company contributions to the Plan on a Member's behalf, Member's Tax Saver Contributions, and the earnings thereon generally are not taxable to the Member until such Company contributions, Tax Saver Contributions, and earnings from investments are distributed or withdrawn. A loan from a Member's account generally will not represent a taxable distribution if the loan is repaid in a timely manner and does not exceed certain limitations.

7. Expenses

Certain fees such as annual account maintenance and investment management fees are paid by Plan Members. Trustee's fees and expenses are paid by FPL Group (which may charge each company whose employees participate under the Plan its allocated share) and, therefore, are not reflected in the financial statements.

8. Master Trust

A portion of the Plan's investments are in a master trust (Master Trust) which was established for the investment of assets of the Plan, the FPL Bargaining Plan and the FPL Energy OSI Plan. Each participating plan has an undivided interest in the Master Trust. The assets of the Master Trust are held by the Trustee. The assets, income and expenses are allocated among the participating plans in proportion to the fair value of the net assets invested in each plan.

A summary of participating interest in and financial statements for the Master Trust follows.
	Percent of Interest in Master Trust

	December 31,

	2001	2000

FPL MANAGED INCOME PORTFOLIO FPL Group Employee Thrift Plan EIN 59-0247775 PN 002	76.9%	78.2%
Employee Thrift and Retirement Savings Plan for Bargaining Unit Employees of Florida Power & Light Company EIN 59-0247775 PN 003	22.9%	21.6%
FPL Energy Operating Services, Inc. Employee Thrift Plan EIN 65-0471798 PN 001	0.2%	0.2%
CONSERVATIVE INVESTMENT STRATEGY FPL Group Employee Thrift Plan EIN 59-0247775 PN 002	77.1%	80.6%
Employee Thrift and Retirement Savings Plan for Bargaining Unit Employees of Florida Power & Light Company EIN 59-0247775 PN 003	22.0%	19.4%
FPL Energy Operating Services, Inc. Employee Thrift Plan EIN 65-0471798 PN 001	0.9%	0.0%
MODERATE GROWTH INVESTMENT STRATEGY FPL Group Employee Thrift Plan EIN 59-0247775 PN 002	74.8%	74.5%
Employee Thrift and Retirement Savings Plan for Bargaining Unit Employees of Florida Power & Light Company EIN 59-0247775 PN 003	25.2%	25.5%
FPL Energy Operating Services, Inc. Employee Thrift Plan EIN 65-0471798 PN 001	0.0%	0.0%
LONG-TERM GROWTH INVESTMENT STRATEGY FPL Group Employee Thrift Plan EIN 59-0247775 PN 002	71.1%	71.7%
Employee Thrift and Retirement Savings Plan for Bargaining Unit Employees of Florida Power & Light Company EIN 59-0247775 PN 003	28.9%	28.3%
FPL Energy Operating Services, Inc. Employee Thrift Plan EIN 65-0471798 PN 001	0.0%	0.0%

FPL Group Stock Fund FPL Group Employee Thrift Plan EIN 59-0247775 PN 002	67.1%	67.4%
Employee Thrift and Retirement Savings Plan for Bargaining Unit Employees of Florida Power & Light Company EIN 59-0247775 PN 003	32.7%	32.4%
FPL Energy Operating Services, Inc. Employee Thrift Plan EIN 65-0471798 PN 001	0.2%	0.2%
FPL Group Stock LESOP Fund FPL Group Employee Thrift Plan EIN 59-0247775 PN 002	71.4%	71.4%
Employee Thrift and Retirement Savings Plan for Bargaining Unit Employees of Florida Power & Light Company EIN 59-0247775 PN 003	28.0%	28.3%
FPL Energy Operating Services, Inc. Employee Thrift Plan EIN 65-0471798 PN 001	0.6%	0.3%

FPL MANAGED INCOME PORTFOLIO STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
	December 31,

	2001	2000

ASSETS
General investments:
Value of unallocated insurance and financial institution contracts	$258,419,221	$221,262,195

Total	258,419,221	221,262,195

LIABILITIES	-	-

NET ASSETS AVAILABLE FOR BENEFITS	$258,419,221	$221,262,195

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
		Year Ended December 31, 2001

INCOME
Contributions received from Members		$5,811,437

Earnings on investments:
Interest		13,267,652

Total		19,079,089

EXPENSES
Benefit payments to Members or beneficiaries		24,145,916
Account maintenance fees		9,688

Total		24,155,604

NET LOSS		(5,076,515)

TRANSFERS
Transfers into fund		290,887,482
Transfers out of fund		(248,653,941)

Net transfers		42,233,541

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2000		221,262,195

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2001		$258,419,221

CONSERVATIVE INVESTMENT STRATEGY STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
	December 31,

	2001	2000

ASSETS
Receivables:
Income	$76,641	$84,293
Other	47,100	-

Total receivables	123,741	84,293

General investments:
Value of unallocated insurance and financial institution contracts	10,675,074	10,241,252
Mutual funds	10,533,453	9,312,247

Total general investments	21,208,527	19,553,499

Total	21,332,268	19,637,792

LIABILITIES	128	109

NET ASSETS AVAILABLE FOR BENEFITS	$21,332,140	$19,637,683

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
		Year Ended December 31, 2001

INCOME
Contributions received from Members		$658,592
Earnings on investments:
Interest		597,517
Dividends		371,839
Net depreciation in fair value of investments		(321,613)

Total		1,306,335

EXPENSES
Benefit payments to Members or beneficiaries		923,943
Account maintenance fees		1,233

Total		925,176

NET INCOME		381,159

TRANSFERS
Transfers into fund		6,480,959
Transfers out of fund		(5,167,661)

Net transfers		1,313,298

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2000		19,637,683

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2001		$21,332,140

MODERATE GROWTH INVESTMENT STRATEGY STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
	December 31,

	2001	2000

ASSETS
Receivables:
Income	$179,402	$271,624
Other	25	58,253

Total receivables	179,427	329,877

General investments:
Value of unallocated insurance and financial institution contracts	19,067,064	23,131,741
Mutual funds	57,909,195	63,199,600

Total general investments	76,976,259	86,331,341

Total	77,155,686	86,661,218

LIABILITIES	4,754	561

NET ASSETS AVAILABLE FOR BENEFITS	$77,150,932	$86,660,657

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
		Year Ended December 31, 2001

INCOME
Contributions received from Members		$2,549,502
Earnings on investments:
Interest		1,252,764
Dividends		1,639,950
Net depreciation in fair value of investments		(4,092,783)

Total		1,349,433

EXPENSES
Benefit payments to Members or beneficiaries		4,080,700
Account maintenance fees		6,298

Total		4,086,998

NET LOSS		(2,737,565)

TRANSFERS
Transfers into fund		6,413,347
Transfers out of fund		(13,185,507)

Net transfers		(6,772,160)

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2000		86,660,657

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2001		$77,150,932

LONG-TERM GROWTH INVESTMENT STRATEGY STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
	December 31,

	2001	2000

ASSETS
Receivables:
Income	$99,017	$167,348
Other	-	66,150

Total receivables	99,017	233,498

General investments:
Value of unallocated insurance and financial institution contracts	8,571,304	11,042,921
Mutual funds	76,627,483	87,877,354

Total general investments	85,198,787	98,920,275

Total	85,297,804	99,153,773

LIABILITIES	101,333	11,465

NET ASSETS AVAILABLE FOR BENEFITS	$85,196,471	$99,142,308

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
		Year Ended December 31, 2001

INCOME
Contributions received from Members		$4,699,952
Earnings on investments:
Interest		580,528
Dividends		1,572,000
Net depreciation in fair value of investments		(9,460,417)

Total		(2,607,937)

EXPENSES
Benefit payments to Members or beneficiaries		3,030,819
Account maintenance fees		9,397

Total		3,040,216

NET LOSS		(5,648,153)

TRANSFERS
Transfers into fund		5,727,013
Transfers out of fund		(14,024,697)

Net transfers		(8,297,684)

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2000		99,142,308

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2001		$85,196,471

FPL GROUP STOCK FUND STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
	December 31,

	2001	2000

ASSETS
Cash	$-	$2,506,730

Receivables:
Income	3,978	8,527
Other	372,436	3,978,665

Total receivables	376,414	3,987,192

General investments:
Money market	2,300,687	92,880

Employer securities	301,110,276	400,536,783

Total	303,787,377	407,123,585

LIABILITIES	1,022,944	2,672,185

NET ASSETS AVAILABLE FOR BENEFITS	$302,764,433	$404,451,400

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
		Year Ended December 31, 2001

INCOME
Contributions received from Members		$5,198,303
Earnings on investments:
Interest		142,391
Dividends		12,244,254
Net depreciation in fair value of investments		(85,198,762)

Total		(67,613,814)

EXPENSES
Benefit payments to Members or beneficiaries		23,906,653
Account maintenance fees		40,607

Total		23,947,260

NET LOSS		(91,561,074)

TRANSFERS
Transfers into fund		110,746,876
Transfers out of fund		(120,872,769)

Net transfers		(10,125,893)

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2000		404,451,400

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2001		$302,764,433

FPL GROUP STOCK LESOP FUND (nonparticipant-directed) STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
	December 31,

	2001	2000

ASSETS
Receivables:
Income	$2,656	$8,121
Other	193,213	426,553

Total receivables	195,869	434,674

General investments:
Money market	1,484,652	1,684,073

Employer securities	185,018,790	215,800,107

Total	186,699,311	217,918,854

LIABILITIES	108,300	273,505

NET ASSETS AVAILABLE FOR BENEFITS	$186,591,011	$217,645,349

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
		Year Ended December 31, 2001

INCOME
Contributions received from Members		$23,072,805
Earnings on investments:
Interest		71,694
Dividends		6,999,238
Net depreciation in fair value of investments		(46,424,027)

Total		(16,280,290)

EXPENSES
Benefit payments to Members or beneficiaries		14,942,113
Account maintenance fees		42,992

Total		14,985,105

NET LOSS		(31,265,395)

TRANSFERS
Transfers into fund		7,053,391
Transfers out of fund		(6,842,334)

Net transfers		211,057

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2000		217,645,349

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2001		$186,591,011

FORM 5500: Schedule H, 4i PLAN YEAR 2001 PLAN #002	FLORIDA POWER & LIGHT COMPANY - EIN 59-0247775 FPL GROUP EMPLOYEE THRIFT PLAN SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT YEAR END
	UNITS/SHARES 12/31/01	PRICE 12/31/01	HISTORICAL COST	MARKET VALUE 12/31/01

FUND NAME

FIDELITY FUND	32,420.42	$$28.88	$$1,206,018.38	$$936,301.59
FIDELITY PURITAN	39,516.91	$17.67	734,871.02	698,263.75
FIDELITY TREND	199.26	$49.04	11,470.24	9,771.71
FIDELITY GINNIE MAE	114,190.33	$10.86	1,236,437.61	1,240,107.01
FIDELITY MAGELLAN	942,282.70	$104.22	93,918,475.76	98,204,703.00
FIDELITY EQUITY INC	27,411.85	$48.77	1,395,247.15	1,336,875.80
FIDELITY GROWTH CO	82,154.89	$53.22	6,286,468.46	4,372,283.30
FIDELITY INVST GR BD	142,785.68	$7.34	1,034,744.41	1,048,046.89
FIDELITY INTER BOND	48,940.67	$10.32	501,032.61	505,067.71
FIDELITY CAP & INC	75,330.17	$6.78	658,816.66	510,738.54
FIDELITY VALUE	39,460.66	$51.51	1,940,555.83	2,032,618.73
FIDELITY GOVT INCOME	52,304.12	$9.97	509,969.89	521,472.03
FID INDEPENDENCE FD	60,777.08	$15.77	1,492,062.18	958,454.54
FIDELITY OTC PORT	2,184,965.54	$31.17	93,320,127.52	68,105,375.74
FIDELITY OVERSEAS	707,196.64	$27.42	23,692,266.80	19,391,331.80
FIDELITY EUROPE	14,419.86	$24.76	478,896.05	357,035.81
FIDELITY PAC BASIN	14,059.63	$13.85	286,292.82	194,725.90
FIDELITY REAL ESTATE	91,368.59	$18.52	1,702,529.12	1,692,146.17
FIDELITY BALANCED	54,011.21	$14.90	869,196.38	804,767.03
FIDELITY INTL GR&INC	6,861.77	$18.76	164,677.08	128,726.78
FIDELITY CAP APPREC	7,923.89	$20.55	182,743.20	162,835.91
FIDELITY CONV SEC	52,317.42	$19.90	1,175,301.37	1,041,116.64
FIDELITY CANADA	5,769.42	$18.97	139,974.40	109,445.89
FIDELITY UTILITIES	44,898.59	$13.49	920,450.14	605,681.97
FIDELITY BLUE CHIP	62,343.19	$42.94	3,312,861.67	2,677,016.63
FID ASSET MANAGER	12,411.67	$15.50	213,174.82	192,380.81
FIDELITY DISC EQUITY	10,933.43	$22.10	303,301.21	241,628.80
FIDELITY LOW PR STK	160,684.79	$27.42	4,172,932.66	4,405,976.78
SPARTAN 500 INDEX	19,222.42	$78.89	1,784,005.95	1,516,456.87
FIDELITY WORLDWIDE	3,828.56	$14.66	61,904.66	56,126.64
FIDELITY EQ INC II	46,733.06	$21.03	1,124,552.94	982,796.21
FIDELITY STK SELECTR	3,496.95	$21.13	90,896.27	73,890.58
FID ASSET MGR GROWTH	22,420.75	$14.34	416,981.86	321,513.53
FIDELITY EMERG MRKTS	3,650.71	$7.80	33,182.74	28,475.53
FIDELITY AGGR GROWTH	433,858.82	$19.02	19,677,007.10	8,251,994.82
FIDELITY DIVERS INTL	84,510.24	$19.08	1,902,826.38	1,612,455.36
FID ASSET MGR INCOME	14,204.72	$11.33	161,551.88	160,939.49
FIDELITY DIVD GROWTH	165,014.37	$28.33	4,827,038.49	4,674,857.13
FIDELITY NEW MKT INC	29,118.04	$10.91	327,151.94	317,677.86
FIDELITY EXP & MULTI	18,837.46	$16.97	337,635.31	319,671.68
FID FOCUSED STOCK	7,929.82	$11.76	122,992.41	93,254.73
FIDELITY GLOBAL BAL	2,895.15	$15.98	53,328.48	46,264.44
FID AGGRESSIVE INT'L	12,634.89	$12.07	194,356.16	152,503.07
FID SM CAP INDEPEND	10,353.35	$16.80	161,303.55	173,936.34
FIDELITY MID-CAP STK	225,757.76	$22.57	5,612,790.95	5,095,352.56
FIDELITY LG-CAP STK	29,809.20	$14.56	547,666.73	434,021.92
FIDELITY CONTRA II	52,754.15	$10.35	681,571.14	546,005.46
FIDELITY SM CAP STK	44,462.37	$14.36	583,080.57	638,479.54
FIDELITY EUR CAP APP	11,120.47	$16.50	211,975.13	183,487.68
FID ASSET MGR AGGRES	2,093.67	$10.76	27,355.62	22,527.88
FIDELITY LATIN AMER	1,130.36	$12.01	16,710.61	13,575.59
FIDELITY JAPAN	72,756.53	$9.10	1,049,824.12	662,084.45
FIDELITY SE ASIA	8,878.91	$10.98	121,822.25	97,490.45
FID FOUR IN ONE IDX	611.075	$21.93	15,060.42	13,400.86
FIDELITY GR & INC II	12,212.60	$9.23	120,575.76	112,722.26
FIDELITY STRAT INC	2,933.57	$9.15	27,135.52	26,842.18
FID FREEDOM INCOME	26,392.71	$10.93	291,650.38	288,472.33
FID FREEDOM 2000	83,398.42	$11.52	975,285.01	960,749.84
FID FREEDOM 2010	56,653.78	$12.61	814,692.12	714,404.16
FID FREEDOM 2020	20,076.72	$12.58	301,206.77	252,565.18
FID FREEDOM 2030	17,642.36	$12.56	259,657.36	221,588.07
SPTN TOTAL MKT INDEX	20,651.34	$29.56	681,647.46	610,453.70
SPTN EXTND MKT INDEX	12,425.23	$23.70	351,171.33	294,477.95
SPARTAN INTL INDEX	3,966.17	$24.44	116,839.44	96,933.12
FIDELITY SH TERM BD	32,970.66	$8.80	286,049.88	290,141.75
FIDELITY INTL BOND	2,108.27	$7.98	17,136.02	16,824.01
FIDELITY INT GOV INC	7,286.36	$9.81	71,708.43	71,479.14
FIDELITY HIGH INCOME	58,348.80	$8.13	595,353.24	474,375.78
FIDELITY FIFTY	35,878.97	$16.12	663,969.47	578,368.91
FIDELITY RET GOVT MM	11,820,633.85	$1.00	11,820,633.85	11,820,633.85
SPARTAN US EQ INDEX	2,393,037.65	$40.64	70,010,520.24	97,253,049.96
FIDELITY US BD INDEX	1,847,462.61	$10.80	19,661,854.86	19,952,596.19
FID INST SH-INT GOVT	8,716.04	$9.45	83,268.65	82,366.53
FID FREEDOM 2040	611.901	$7.39	4,876.01	4,521.96
FPL MANAGED INCOME *	198,703,389.23	$1.00	198,703,389.23	198,703,389.23
BGI RUSSELL 2000 K	71,679.36	$8.52	605,676.14	610,708.14
INVESCO TOTAL RETURN	1,733.70	$25.01	44,645.32	43,359.74
NB GUARDIAN TRUST	913.28	$11.39	11,998.03	10,402.25
SCUDDER INTL FUND S	130.199	$36.66	5,053.47	4,773.09
DOMINI SOCIAL EQUITY	11,076.26	$27.37	401,927.47	303,157.31
INVESCO EQUITY INC	4,630.04	$12.06	72,740.21	55,838.23
AIM WEINGARTEN A	1,162.43	$13.49	15,780.93	15,681.22
SCUDDER GLOBAL DISC	111.706	$23.43	2,668.88	2,617.27
JANUS ADVISER GROWTH	2,661.61	$20.69	63,960.97	55,068.79
JANUS ADV AGGR GRTH	4,761.06	$21.43	128,339.83	102,029.48
JANUS ADV CAP APPREC	3,462.75	$21.31	86,047.95	73,791.12
JANUS ADVISER INTL	2,605.29	$24.54	73,841.56	63,933.91
JANUS ADV BALANCED	11,259.55	$22.90	267,434.29	257,843.72
JANUS ADV FLEX INC	105.252	$11.85	1,264.36	1,247.24
AIM BLUE CHIP A	4,114.47	$12.15	61,609.86	49,990.83
AMR BALANCED PA	574.706	$12.00	6,882.38	6,896.47
AMR LARGE CAP VAL PA	3,503.17	$14.80	48,538.62	51,846.93
AMR INTL EQUITY PA	3,889.50	$14.16	64,781.91	55,075.34
AMR SH TERM BOND PA	845.117	$9.50	8,090.91	8,028.62
PIMCO TOT RETURN ADM	104,152.48	$10.46	1,100,059.64	1,089,434.94
TMPL FOREIGN SM CO A	6,028.79	$13.03	86,369.29	78,555.20
MSI EQUITY GROWTH B	8,203.03	$17.08	161,371.90	140,107.76
MUTUAL DISCOVERY A	14,634.02	$18.08	293,279.54	264,583.11
BARON GROWTH	21,323.68	$30.67	658,066.76	653,997.32
BARON ASSET FUND	3,318.67	$44.46	168,965.28	147,547.94
BRANDYWINE FUND	688,865.96	$23.35	23,083,486.72	16,085,020.14
CALVERT NEWVIS SM CP	14,431.62	$17.76	246,043.66	256,305.55
CALVERT SIF BALANCED	651.933	$26.09	17,267.31	17,008.94
CALVERT CAP ACC A	7,338.26	$23.66	162,289.41	173,623.24
CALVERT INTL EQTY A	3.083	$14.77	44.99	45.53
MONTGOMERY GLOBAL 20	760.087	$8.95	14,180.92	6,802.77
UAM/FMA SM COMPANY	10,735.78	$18.51	196,707.85	198,719.37
UAM/FPA CRESCENT	27,498.16	$17.19	440,024.56	472,693.39
UAM/RHJ SMALL CAP	8,114.74	$16.59	135,127.67	134,623.46
PBHG EMERGING GROWTH	18,975.27	$16.01	590,680.69	303,794.06
ARIEL FUND	28,569.52	$37.72	1,029,011.31	1,077,642.28
ARIEL APPRECIATION	48,060.55	$37.02	1,683,722.27	1,779,201.61
ARIEL PREMIER BOND	16,623.95	$10.23	167,548.09	170,063.00
ALGER CAP APPRECIATN	653,940.28	$12.87	11,923,397.99	8,416,211.43
ALGER MID CAP GROWTH	300,852.66	$14.87	4,664,122.42	4,473,679.07
ALGER SMALL CAP RTM	41,784.00	$14.98	1,118,145.77	625,924.36
DREY FNDRS BALNCED F	221.174	$8.19	1,875.14	1,811.42
DREY FNDRS G & I F	17,461.38	$4.69	121,367.99	81,893.87
DREY FNDRS GROWTH F	15,842.78	$10.53	311,499.06	166,824.51
DREY FNDRS MC GRTH F	37,611.61	$3.47	193,718.45	130,512.23
DREY FNDRS WW GRTH F	17,241.56	$11.72	282,284.55	202,071.11
DREY FNDRS PASSPRT F	27,056.79	$9.67	674,372.05	261,639.14
FKLN SMMIDCAP GRTH A	34,226.13	$31.17	1,523,306.54	1,066,828.60
PBHG GROWTH FUND	54,110.72	$20.36	2,578,526.32	1,101,694.17
INVESCO DYNAMICS	121,853.87	$15.93	2,962,569.76	1,941,132.04
INVESCO SM CO GROWTH	19,980.02	$12.14	349,839.79	242,557.51
INVESCO GROWTH INV	501,765.01	$2.60	2,198,448.13	1,304,589.02
INVESCO HIGH YIELD	30,194.40	$3.65	154,364.23	110,209.60
INVESCO SEL INCOME	10,132.18	$5.38	59,947.06	54,511.12
INVESCO VALUE EQUITY	4,049.75	$19.62	95,687.57	79,456.14
JANUS FLEX INCOME	47,708.54	$9.22	442,400.99	439,872.73
TEMPLETON FOREIGN A	383,610.39	$9.25	3,939,897.25	3,548,396.13
DREY FNDRS DISCVRY F	44,724.36	$28.45	1,750,930.10	1,272,407.97
MSI INTL MAGNUM B	105.817	$9.32	1,006.96	986.21
MSI GLOBAL VAL EQ B	10,842.18	$15.33	207,553.01	166,210.69
MSIFT BALANCED ADV	2,717.82	$10.98	30,837.79	29,841.70
MSIFT FIXED INC ADV	8,863.06	$11.62	103,936.27	102,988.75
MSIFT HIGH YIELD ADV	8,900.07	$5.61	65,594.72	49,929.39
MSIFT MIDCAP GTH ADV	41,402.42	$17.19	1,169,624.16	711,707.55
MSIFT VALUE ADVISER	23,323.53	$15.22	357,673.70	354,984.09
MSI SM CO GROWTH B	98,694.52	$9.36	1,201,368.27	923,780.71
MSI ACTIVE INTL B	1,194.75	$8.77	14,792.90	10,477.98
MSI EMERGING MKTS B	19,630.54	$10.74	222,008.03	210,831.99
MUTUAL SHARES CL A	18,876.56	$19.37	385,950.65	365,638.95
MANAGERS SPECIAL EQ	2,008.59	$70.60	146,380.20	141,806.19
NB FOCUS TRUST	35,304.75	$25.30	1,024,529.22	893,210.05
NB GENESIS TRUST	38,057.44	$29.11	1,037,105.04	1,107,852.00
NB MANHATTAN TRUST	13,806.48	$10.28	298,967.74	141,930.66
NB PARTNERS TRUST	1,143.84	$16.02	19,990.43	18,324.35
NB SOCIALLY RESP TR	50.723	$12.47	656.99	632.53
AIM VALUE A FUND	13,006.65	$10.87	157,830.75	141,382.27
PIMCO CAP APPR ADMIN	10,736.96	$16.34	237,807.66	175,441.84
PIMCO MID CAP ADMIN	7,942.24	$19.32	195,994.61	153,444.11
PIMCO GLOBAL BOND AD	2,748.93	$8.49	24,258.45	23,338.43
PIMCO HIGH YIELD ADM	52,960.54	$9.36	528,654.88	495,710.65
PIMCO LOW DUR ADM	14,253.47	$10.07	143,560.37	143,532.46
PIMCO LT US GOVT ADM	58,227.61	$10.20	621,350.17	593,921.68
STRONG ADVANTAGE	547.612	$9.75	5,400.10	5,339.22
STRONG SHORTTERM BND	22,905.99	$9.24	217,489.58	211,651.29
STRONG DISCOVERY	2,512.49	$16.84	37,069.45	42,310.33
STRONG GROWTH FUND	107,207.13	$17.68	3,560,562.21	1,895,422.06
STRONG ADV COM STK Z	7,972.77	$19.78	161,274.19	157,701.47
STRONG OPPORTUNITY	28,018.36	$39.29	1,178,948.17	1,100,841.18
STRONG LG CAP GROWTH	28,167.64	$23.55	1,009,678.48	663,347.96
STRONG GOVT SECURITY	77,075.74	$10.79	813,657.35	831,647.20
STRONG MULTI CAP VAL	115.511	$52.60	6,312.01	6,075.87
TEMPLETON DEV MKTS A	19,429.78	$9.88	215,224.35	191,966.22
TEMPLETON GROWTH A	19,608.09	$18.00	357,400.17	352,945.52
TEMPLETON GLOBAL BD	3,129.02	$7.97	25,756.96	24,938.29
TRP EQUITY INCOME	352,428.16	$23.65	8,899,665.64	8,334,925.98
TEMPLETON WORLD A	27,159.63	$14.86	462,144.68	403,592.10
USAA CORNERSTONE	46.441	$23.38	1,115.42	1,085.76
USAA GNMA TRUST	8,513.91	$9.92	83,868.80	84,457.98
USAA INCOME FUND	28,478.90	$12.06	350,174.17	343,455.47
USAA INCOME STOCK	4,224.60	$16.83	74,904.86	71,100.07
USAA INTERNATIONAL	1,201.55	$16.78	20,866.89	20,161.96
USAA GROWTH FUND	1,998.95	$14.47	38,568.62	28,924.88
USAA EMERGING MKTS	5,367.19	$6.93	37,742.65	37,194.62
AIM CONSTELLATION A	2,544.95	$22.10	64,726.73	56,243.44
CS CAP APPREC COM	29,676.82	$17.89	805,549.80	530,918.25
CS EMERGING GRTH COM	2,291.68	$26.99	108,048.10	61,852.42
CS GLOBAL FX INC COM	9,104.06	$9.59	89,552.88	87,307.94
CS STRATEGIC VAL COM	19,552.30	$13.39	272,152.64	261,805.33
CS INTL EQUITY COM	4,828.20	$11.92	105,092.85	57,552.19
RS EMERGING GROWTH A	6,745.81	$32.01	222,011.65	215,933.38
JANUS ADV WORLDWIDE	3,494.63	$29.32	124,815.39	102,462.63
TCW GAL SM CAP GR N	4,901.94	$18.78	94,359.39	92,058.33
TCW GAL AGGR GRTH N	6,800.88	$12.25	86,564.09	83,310.81
SCUDDER 21STC GROWTH	383.907	$17.30	6,473.74	6,641.59
MSI VALUE EQUITY B	21,054.97	$9.67	214,283.73	203,601.60
AIM BALANCED A	3,258.83	$25.94	95,426.16	84,534.16
AIM GLOBAL AGGR GRTH	1,158.86	$13.23	18,826.90	15,331.74
MANAGERS BOND FUND	27,656.76	$22.32	622,520.43	617,298.97
MANAGERS CAP APPREC	224.038	$29.29	6,463.58	6,562.06
MANAGERS VALUE	1,624.05	$27.45	46,436.79	44,580.08
RS SMALLER CO GROWTH	3,670.60	$21.79	75,303.42	79,982.32
TCW GALILEO SEL EQ N	6,174.56	$16.42	94,306.35	101,386.34
CALVERT SO AFRICA A	2.237	$11.33	33.65	25.35
CS SMALL CAP VAL COM	10,466.41	$20.43	224,393.30	213,828.67
FPL CONS INV STRGY *	890,659.38	$18.46	11,494,278.79	16,441,572.23
MODERATE GRWTH STRGY *	2,467,715.73	$23.37	33,355,460.68	57,670,516.64
LONG-TERM STRGY *	2,506,892.14	$24.15	39,190,098.27	60,541,445.22
FPL GROUP STOCK *	13,398,558.90	$15.16	135,796,037.88	203,122,152.85
FPL GROUP STK LESOP *	8,712,940.11	$15.29	109,991,595.02	133,220,854.23
LEVERAGED ESOP EMPLOYER SECURITIES *	4,944,454.68	$56.40	143,389,185.74	278,867,244.00
PARTICIPANT LOAN BALANCES
(6.00% TO 9.75%; MATURING 2002-2006)			23,069,237.69	23,069,237.69

TOTAL ASSETS HELD FOR INVESTMENT PURPOSES			$1,180,834,815.60	$1,419,768,606.63

*PARTY-IN-INTEREST

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 27, 2002	FPL Group Employee Thrift Plan

(Name of Plan)

By:	JAMES K. PETERSON

James K. Peterson Vice President, Human Resources of FPL

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-87869 on Form S-8 of FPL Group, Inc. of our report dated June 21, 2002, appearing in this Annual Report on Form 11-K of the FPL Group Employee Thrift Plan for the year ended December 31, 2001.

DELOITTE & TOUCHE LLP Miami, Florida June 27, 2002